Enerflex Ltd. announces the Appointment of céline gerson as New Independent Director

NEWS RELEASE

CALGARY, Alberta, Nov. 24, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) announces the appointment of Ms. Céline Gerson to its Board of Directors (the “Board”), effective today.

“Céline is a seasoned executive with a deep focus on organization and business performance. Her 25 years of experience with Fortune 500 global manufacturing and service companies enhances the skillset of Enerflex’s Board and we look forward to her insights as Enerflex executes on its strategy,” said Kevin Reinhart, Chair of the Enerflex Board.

Ms. Gerson commented, “I am honored to join the Enerflex Board at an exciting time for the Company. Enerflex is a recognized global leader, and I look forward to working closely with management and my fellow Directors as we build on the Company’s momentum and focus on creating sustainable shareholder value.”

About Céline Gerson

Ms. Gerson offers a unique blend of leadership competencies in international business, strategy development and execution, and commercial and go-to-market positioning. She is currently a member of the Executive Team of Fugro N.V. (Euronext: FUR) and President and Group Director for Fugro Americas, a world leading Geo-data specialist. Prior to joining Fugro NV, she held senior positions at SLB and Cameron International, including President of Schlumberger Canada.

Ms. Gerson holds a B.B.A in International Finance and Marketing from the European University in Brussels and a J.D. from the University of Houston. Céline is also an alumna of Harvard Business School where she completed the Program for Executive Leadership Development. She serves as Chair of the Nominating and Governance Committee of the Board of Energy Safety Canada. She is also a member of the Nominating and Governance Committee of the Board of the National Ocean Industries Association.

About Enerflex

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,400 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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